UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

AULT ALLIANCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

09175M408

(CUSIP Number of Class of Securities)

Milton C. Ault III

Executive Chairman

Ault Alliance, Inc.

11411 Southern Highlands Pkwy #240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13E-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Ault Alliance Announces Postponement of Commencement of Exchange Offer of Common Stock for Series D Preferred Shares

LAS VEGAS--(BUSINESS WIRE) – January 5, 2024 -- Ault Alliance, Inc. (NYSE American: AULT), a diversified holding company (“we,” “us,” “our,” “Ault Alliance,” or the “Company”), today announced its postponement of the commencement of its planned exchange offer (the “Offer”) to accept for cancellation a minimum of 20 million shares of the Company’s common stock (“Common Stock”) and a maximum of 60 million such shares in exchange for the issuance of up to $15,000,000 aggregate liquidation preference of its 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”).

As the Company did not obtain a quorum for, and had to adjourn, its 2023 Annual Meeting of Stockholders (the “Annual Meeting”), it has determined to postpone the planned commencement of the Offer in order to pursue the matters at the Annual Meeting and to avoid the administrative complications that could affect the Offer should certain matters at the Annual Meeting be approved.

The Company anticipates commencing the Offer in 2024, however there can be no assurance thereof. The Offer would be subject to regulatory approval and other customary closing conditions. Details regarding the Offer and instructions for stockholders interested in participating will be provided in the Offer to Exchange and related documents, which will be filed with the Securities and Exchange Commission and distributed to Ault Alliance stockholders.

The Offer will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. Any Offer will be made only by means of the Offer to Exchange. It is anticipated that the Offer will be made pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, contained in Section 3(a)(9) thereof. Under that exemption, if Common Stock exchanged is freely tradeable, the Series D Preferred Stock received in exchange therefor will be freely tradeable. If the Common Stock is restricted, the Series D Preferred Stock will be restricted to the same degree.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series D Preferred Stock or any other securities. Any solicitation of offers to exchange Common Stock for the Series D Preferred Stock will only be made pursuant to an Offer to Exchange and related materials to be sent by the Company to its stockholders on the commencement of the proposed Offer. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Series D Preferred Stock will be made only by means of the Offer to Exchange. The Offer documents will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

For more information on Ault Alliance and its subsidiaries, Ault Alliance recommends that stockholders, investors, and any other interested parties read Ault Alliance’s public filings and press releases available under the Investor Relations section at www.Ault.com or at www.sec.gov.

About Ault Alliance, Inc.

Ault Alliance, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and offers colocation and hosting services for the emerging artificial intelligence ecosystems and other industries, and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, Ault Alliance extends credit to select entrepreneurial businesses through a licensed lending subsidiary. Ault Alliance’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.Ault.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “considering,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events other than as required by applicable law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8- K. All filings are available at www.sec.gov and on the Company’s website at www.Ault.com.

Ault Alliance Investor Contact:

IR@Ault.com or 1-888-753-2235